UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 6, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: REPORT ON PROCEEDINGS AT THE GENERAL MEETING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

REPORT ON PROCEEDINGS AT THE GENERAL MEETING

AngloGold Ashanti shareholders are advised that at the general meeting of shareholders of the Company held today, 5 July 2023, the special resolution, as set out in the Circular distributed on 6 June 2023, was passed by the requisite votes of shareholders present by way of electronic communication or represented by proxy.

The total number of shares voted by way of electronic communication or by proxy at the General Meeting was 345,653,757 ordinary shares (“Shares”) representing 82.40% of AngloGold Ashanti’s issued share capital as at Friday, 23 June 2023, being the Voting Record Date.

The voting results were as follows:

1.Special Resolution 1 – Remuneration of non-executive directors

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%(1)	%(1)
98.09	1.91	345,653,757	82.40	2.41

(1) Expressed as a percentage of 419,498,419 AngloGold Ashanti Shares in issue as at Friday, 23 June 2023, being the Voting Record Date.

ENDS

6 July 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors
Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: July 6, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary